# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Femto Technologies Inc., CIK 0001888151
CUSIP: 31447N303
Title of class of securities: Subordinate Voting Shares, without par value
Address of issuer's principal executive offices: 2264E 11TH AVENUE, VANCOUVER, British Columbia Canada (A1), V5N1Z6
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-25-002133
Filed by CIK 0001469336

## Reporting persons
- Empery Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,932; sole dispositive power 0; shared dispositive power 4,932; aggregate amount beneficially owned 4,932 (0.57% of the class)
  Comment: Includes 4,932 Subordinate Voting Shares issuable upon exercise of the Warrants (as defined in Item 2(a)).
- Ryan M. Lane: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,932; sole dispositive power 0; shared dispositive power 4,932; aggregate amount beneficially owned 4,932 (0.57% of the class)
  Comment: Includes 4,932 Subordinate Voting Shares issuable upon exercise of the Warrants (as defined in Item 2(a)).
- Martin D. Hoe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,932; sole dispositive power 0; shared dispositive power 4,932; aggregate amount beneficially owned 4,932 (0.57% of the class)
  Comment: Includes 4,932 Subordinate Voting Shares issuable upon exercise of the Warrants (as defined in Item 2(a)).

## Item 1. Issuer
Name of issuer: Femto Technologies Inc.
Address of issuer's principal executive offices: 2264E 11th Avenue, Vancouver A1, Canada, V5N1Z6

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Subordinate Voting Shares, without par value (the "Subordinate Voting Shares ") issuable upon exercise of warrants (the "Warrants") of Femto Technologies Inc., a British Columbia corporation (the "Company"):

(i) Empery Asset Management, LP (the "Investment Manager"), with respect to the Subordinate Voting Shares issuable upon exercise of the Warrants held by funds to which the Investment Manager serves as investment manager (the "Empery Funds");

(ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the Subordinate Voting Shares issuable upon exercise of the Warrants held by the Empery Funds; and

(iii) Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the Subordinate Voting Shares issuable upon exercise of the Warrants held by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of Mr. Lane and Mr. Hoe (the "Reporting Individuals") is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

1 Rockefeller Plaza, Suite 1205
New York, New York 10020
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 860,509 Subordinate Voting Shares outstanding as of May 15, 2025 as reported on the Company's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 15, 2025, and assumes exercise of the Warrants.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all Subordinate Voting Shares issuable upon exercise of the Warrants held by the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all of the Subordinate Voting Shares issuable upon exercise of the Warrants held by the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of all Subordinate Voting Shares owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such Subordinate Voting Shares.
Percent of class: 0.57%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Empery Asset Management, LP: /s/ Ryan M. Lane, By: Empery AM GP, LLC, its General Partner, By: Ryan M. Lane, its Managing Member (07/31/2025)
- Ryan M. Lane: /s/ Ryan M. Lane, Ryan M. Lane, individually (07/31/2025)
- Martin D. Hoe: /s/ Martin D. Hoe, Martin D. Hoe, individually (07/31/2025)